UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF

1934

For the fiscal year ended ___December 31, 2021___________________________________________________

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF

1934

For the transition period from ____________________ to ___________________

Commission file number 000-50765

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Virginia Bankers Association Defined Contribution Plan for Village Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Village Bank and Trust Financial Corp.

13319 Midlothian Turnpike

Midlothian, Virginia 23113

REQUIRED INFORMATION

The Virginia Bankers Association Defined Contribution Plan for Village Bank (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan for the years ended December 31, 2021 and 2020, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Virginia Bankers Association Defined Contribution

Plan for Village Bank

Midlothian, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Village Bank (the Plan) as of December 31, 2021, and 2020, the related statements of changes in net assets available for benefits for the year ended December 31, 2021 and 2020, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2021, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2018.

/s/ Yount, Hyde & Barbour, P.C.

Richmond, Virginia

June 29, 2022

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR VILLAGE BANK

Statements of Net Assets Available for Benefits

December 31, 2021 and 2020

	2021	2020
Assets
Investments, at fair value	$14,932,332	$11,712,777

Notes from participants	261,967	245,871
Receivable from plan sponsor	250,000	250,000

Total Assets	$15,444,299	$12,208,648

Total Liabilities	$—	$—

Net assets available for benefits	$15,444,299	$12,208,648

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR VILLAGE BANK

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2021 and 2020

	2021	2020
Additions to net assets attributed to:
Investment income:
Net appreciation in investments	$1,481,713	$1,042,399
Loan interest	10,955	9,802
Dividends	411,404	260,140
Total investment income	1,904,072	1,312,341

Contributions:
Employer	$668,506	$666,752
Participants	1,050,882	1,010,426
Rollover contributions	3,043	17,452
Total contributions	1,722,431	1,694,630

Total additions	3,626,503	3,006,971

Deductions from net assets attributed to:
Benefits paid to participants	301,910	532,319
Administrative expenses	88,942	36,526
Total deductions	390,852	568,845

Net increase in net assets available for benefits	3,235,651	2,438,126

Net assets available for benefits:
Beginning of period	12,208,648	9,770,522

End of period	$15,444,299	$12,208,648

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR VILLAGE BANK

Notes to Financial Statements

Note 1. Description of the Plan

The following description of the Virginia Bankers Association Defined Contribution Plan for Village Bank (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions

General

The Plan is a defined contribution plan covering eligible employees of Village Bank and Trust Financial Corp. (the “Company”). The Company is responsible for oversight of the Plan.  The Plan’s management determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Trustees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was originally established July 1, 2000 and was most recently amended January 1, 2017.

Contributions

Each year, participants may contribute an amount up to the maximum percentage allowed by the Internal Revenue Service, as defined by the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  A participant may opt out at any time.  As of January 1, 2017, the Company amended the Plan document to include safe harbor matching contribution equal to 100% of the pre-tax or Roth contributions made to the Plan of the first 1% of covered compensation for the plan year and 50% of the pre-tax or Roth contributions of the next 5% of covered compensation to the Plan.  Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors.  There was a $250,000 in profit sharing contributions made for the year ended December 31, 2021 and 2020.  The Plan also includes an automatic enrollment feature, whereby employees will automatically contribute to the Plan upon eligibility unless they elect out.  Participants are considered eligible after 1 year (1,000 hours) of service.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and allocation of (a) the Company’s contribution and (b) plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures represent the non-vested portion of the participant’s accounts plus earnings thereon that are not fully distributable to participants who terminated employment before they are 100% vested.  Forfeitures may be used as future employer contributions to the Plan.  As of December 31, 2021 and 2020, $15,839 and $13,569 forfeitures were available for allocation, respectively.  For the Plan year ended December 31, 2021, $15,532 of forfeitures were used to reduce employer contributions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continued service according to the following schedule:

Years of Service	Vesting Percentage

Less than 2	0%
2 or more	100%

Investment Options

All assets in the Plan are directed by individual participants.  Participants are given the option to direct account balances and all contributions made into any of 30 separate investment funds, including a stock fund consisting of the Company’s common stock.

Payment of Benefits

On termination of service due to resignation, death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or roll over his or her distribution into an Individual Retirement Account or another qualified plan. In certain situations, participants may receive in-service hardship withdrawals.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Maximum loan terms are limited to 30 years for the purchase of a primary residence or 5 years for all other purposes. The loans are fully secured by the balance in the participant’s account and bear interest at the prime rate at the time the loan is made.  Principal and interest is paid ratably through monthly payroll deductions.

Note 2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors, custodians, and insurance company.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  Other expenses of maintaining the Plan are paid through participant accounts and are presented in the aggregate in the Statement of Changes in Net Assets Available for Benefits.  Investment related expense are included in the net appreciation of fair value of investments.

Note 3. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Accounting Standards Codification Topic 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

Inputs to the valuation methodology include:

● Quoted prices for similar assets or liabilities in active markets;

● Quoted prices for identical or similar assets or liabilities in inactive markets;

● Inputs other than quoted prices that are observable for the asset or liability;

● Inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.  Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact purchases and sales at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Trust Funds: Valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Investments in common trust funds valued at NAV as a practical expedient can generally be redeemed daily.

Employer Common Stock: Valued at the closing price reported on the active market on which the Company’s common stock is traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2021 and 2020:

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Mutual Funds	$13,530,695	$—	$—	$13,530,695
Village Bank and Trust Financial Corp. stock fund	—	644,998	—	644,998
Total Investments Measured at Fair Value	$13,530,695	$644,998	$—	$14,175,693
Common Trust Funds, Measured at Net Asset Value				756,639

Total Investments, at Fair Value				$14,932,332

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Mutual Funds	$10,971,026	$—	$—	$10,971,026
Village Bank and Trust Financial Corp. stock fund	—	299,434	—	299,434
Total Investments Measured at Fair Value	$10,971,026	$299,434	$—	$11,270,460
Common Trust Funds, Measured at Net Asset Value				442,317

Total Investments, at Fair Value				$11,712,777

*In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this tale are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2021, there were no significant transfers in or out of different levels.

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

Note 5. Tax Status

The Internal Revenue Service has determined and informed the Company that the Plan and related trust, as then designed, were in compliance with applicable requirements of the Internal Revenue Code (“IRC”).  The Plan has not been amended since receiving the opinion letter dated June 30, 2020.  However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or the U.S. Department of Labor.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6. Related-Party and Party-In-Interest Transactions

The Plan allows funds to be invested in the common stock of the Company, the parent company of the Plan Sponsor. Therefore, the Company is a party-in-interest. Investment in employer securities is allowed by ERISA and the United States Department of Labor’s Rules and Regulations, and the fair value of the Company’s common stock is based on quotes from an active market.

Certain Plan investments are managed by Voya Institutional Trust Company, the custodians and record keeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The custodians provide certain administrative services to the Plan pursuant to an agreement between the Company and custodians.  The custodians receive revenue from mutual fund and collective trust fund service providers for services provided to the funds.  This revenue is used to offset certain amounts owed to the custodians for its administrative services to the Plan.  If the revenue received by the custodians from such mutual fund or common trust fund service providers exceeds the amount owed under the agreement, the custodians remit the excess to the Plan’s trust.  Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants.  During 2021, there were no excess amounts.  The Plan or Plan Sponsor may make a payment to the custodians for administrative expenses not covered by revenue sharing.

Administrative fees paid to the VBA Benefits Corporation, transactions related to notes receivable, participants, and investments in the Village Bank and Trust Financial Corp. Stock Fund also qualify as exempt party-in interest transactions.

Note 7. Subsequent Events

There are two types of subsequent events: (1) recognized events, which are events that provide additional evidence about conditions that existed at the date of the financial statements, including the estimates inherent in the process of preparing the financial statements, and (2) nonrecognized events, which are events that provide evidence about conditions that did not exist at the date of the financial statements but arose after that date.

The Plan has evaluated subsequent events through June 29, 2022, the date the financial statements were issued. Based on this evaluation, the Plan did not identify any recognized or nonrecognized subsequent events that would have required adjustment to or disclosure in the Plan financial statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR VILLAGE BANK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 16-1694602

December 31, 2021

	Description of Investment,
	Including Maturity Date,
	Rate of Interest, Collateral,
Identity of Issuer, Borrower, Lessor or Similar Party	Par or Maturity Value	Value

Registered Investment Companies

American Funds Euro Pacific Growth R6 Fund	Mutual Fund	$97,401
JPMorgan Emerging Market Equity Fund R6	Mutual Fund	98,897
Fidelity Total International Index Fund	Mutual Fund	116,491
Cohen & Steers Real Estate Securities Z Fund	Mutual Fund	117,532
Janus Henderson Small Cap Value N Fund	Mutual Fund	32,240
Victory Sycamore Established Value F	Mutual Fund	84,316
T. RowePrc Mid-Cap Growth Fund I	Mutual Fund	386,292
Wasatch Core Growth Fund Inst	Mutual Fund	77,732
Fidelity Extended Market Index Fund	Mutual Fund	16,169
MFS Growth Fund R6	Mutual Fund	472,637
Vanguard Equity Income Fund Adm	Mutual Fund	584,966
Fidelity 500 Index Fund	Mutual Fund	634,118
Vanguard Institutional Target Retirement 2015 Fund	Mutual Fund	13,773
Vanguard Institutional Target Retirement 2020 Fund	Mutual Fund	859,839
Vanguard Institutional Target Retirement 2025 Fund	Mutual Fund	1,904,948
Vanguard Institutional Target Retirement 2030 Fund	Mutual Fund	2,109,907
Vanguard Institutional Target Retirement 2035 Fund	Mutual Fund	1,695,036
Vanguard Institutional Target Retirement 2040 Fund	Mutual Fund	1,744,428
Vanguard Institutional Target Retirement 2045 Fund	Mutual Fund	1,260,629
Vanguard Institutional Target Retirement 2050 Fund	Mutual Fund	407,542
Vanguard Institutional Target Retirement 2055 Fund	Mutual Fund	412,990
Vanguard Institutional Target Retirement 2060 Fund	Mutual Fund	49,953
Vanguard Institutional Target Retirement Inc Fund	Mutual Fund	71,540
Vanguard Institutional Target Retirement 2065 Fund	Mutual Fund	26,266
Voya Intermediate Bond Fund R6	Mutual Fund	166,172
Fidelity US Bond Index Fund	Mutual Fund	72,995
Voya Govt Money Market Fund A (Hold Acct)	Mutual Fund	15,886
		13,530,695
Collective Trust Funds
Goldman Sachs Stable Value Institutional I Fund	Collective Trust	756,639

Common Stock
*Village Bank and Trust Financial Corp.	Employer Common Stock	644,998

Loans
*Participant Notes	Variable interest rates and maturities	261,967

Total		$15,194,299

EXHIBIT INDEX

Exhibit

23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the Town of Midlothian, Commonwealth of Virginia, on June 29, 2022.

VBA DEFINED CONTRIBUTION PLAN FOR

VILLAGE BANK

By: /s/ Lindsay Cheatham

Lindsay Cheatham

Senior Vice President and Director of Human Resources